16th February 2007

Filed by: Iberdrola, S.A.

Pursuant to Rule 425

under the Securities Act of 1933

and deemed filed pursuant to

Rule 14d-2 of the Securities

Exchange Act of 1934

Subject Company: Scottish Power plc

Exchange Act File Number: 001-14676

Date: February 16, 2007

PRESS

release

IBERDROLA WELCOMES EUROPEAN COMMISSION’S UNCONDITIONAL APPROVAL OF ITS PROPOSED COMBINATION WITH SCOTTISH POWER

•    The Company is on track to meet the timetable outlined when it announced the agreed offer for Scottish Power on 28th November last year

•    In the United States, IBERDROLA has obtained authorisation from the Federal Energy Regulatory Commission (FERC) and the Federal Communications Commission (FCC), as well as approval under the “Hart-Scott-Rodino” Act

•    The Company is awaiting two final U.S. approvals: authorisation under the Exon Florio legislation, and from the New York State Public Services Commission

IBERDROLA welcomes yesterday’s European Commission decision to give unconditional approval for its proposed combination with Scottish Power, first announced on November 28th last year.

The official communiqué states: “After examining the operation, the Commission concluded that the transaction would not significantly impede effective competition in the European Economic Area (EEA) or any substantial part of it”.

The European Commission’s approval, requested on January 12th this year, is one of the key milestones in the transaction.

With this approval, IBERDROLA continues to adhere to the schedule outlined when the deal was first announced, under which the transaction is expected to be completed in the second quarter of this year.

The authorisation published by the European Commission follows the receipt of certain other approvals required so as to be able to complete the transaction:

1)      Approval under the U.S. “Hart-Scott-Rodino” Act, as the required waiting period lapsed on 22nd January 2007. This procedure means that approval has been received from U.S. anti-trust authorities.

2)      Authorisation from the U.S. Federal Energy Regulatory Commission (FERC), obtained on 25th January 2007; required in light of Scottish Power’s activities in the U.S. energy market.

3)      Authorisation from the U.S. Federal Communications Commission (FCC), obtained on 5th February 2007; required because Scottish Power owns certain licences for private use of telecommunications in the U.S.

In addition, IBERDROLA is awaiting two final approvals in the U.S.:

1) approval under the Exon-Florio legislation by which the Committee on Foreign Investment in the United States (CFIUS), analyses acquisitions and mergers that might pose a threat to national security, in which context the energy sector is considered strategic.

2) authorisation from the New York State Public Services Commission. This state institution is responsible for ensuring that concentrations and changes of control of energy companies do not affect supply in the State of New York.

In line with IBERDROLA’s strategy

The combination with Scottish Power, valued at approximately €17,200 million, is consistent with IBERDROLA’s new Strategic Plan 2007-2009 which was presented on 4th October last year. The plan, in addition to continuing organic growth, envisages plans for non-organic growth.

The deal, which strengthens the Company’s commitment to shareholders, customers, employees and communities where it operates, meets with the strategic and financial criteria established by IBERDROLA: it is taking place in a country with a deregulated energy market and with a company that is involved in generation, distribution and marketing; it is expected to have a positive impact on profit and cash flow (1) and to maintain the group’s financial strength.

Documentation provided with the November 28th announcement stated that the IBERDROLA/Scottish Power combination is complementary from a strategic standpoint and will create a European energy leader with a pro forma enterprise value of approximately €64,000 million, an extensive geographical presence and firm foundations for future growth.

Operating synergies as a result of the deal are expected to amount to 130 million euros per year, arising from, among other things, savings in operating and financial costs, improvements in generation and distribution businesses, and management of renewable plants (2).

Based on pro forma figures up to September 2006, the new combined Group will have an installed capacity of 36,603 megawatts (MW) and 21.4 million electricity supply outlets. In addition, the IBERDROLA/Scottish Power combination will consolidate the group’s world leadership in the renewable energies sector, with a total capacity of 6,040 MW.

Note:

(1) This statement does not constitute a profit forecast and should not be interpreted to mean that earnings for the year to 31 December 2007 or any subsequent financial period would necessarily be greater than those for any preceding financial period.

(2) The expected cost savings have been calculated on the basis of the existing cost and operating structures of the current Iberdrola Group and ScottishPower Group. These statements of estimated cost savings relate to future actions and circumstances which by their nature involve risks, uncertainties, contingencies and other factors. As a result, the cost savings referred to may not be achieved, or those achieved may be materially different from those estimated.

IMPORTANT INFORMATION

This communication does not constitute an offer to purchase, sell or exchange or the solicitation of an offer to purchase, sell or exchange any securities or the solicitation of any vote or approval with respect to the proposed acquisition by Iberdrola S.A. of ScottishPower plc (the “Acquisition”), nor shall there be any purchase, sale or exchange of securities or such solicitation in any jurisdiction in which such offer, solicitation or sale or exchange would be unlawful prior to the registration or qualification under the laws of such jurisdiction.

If and when Iberdrola S.A. commences the Acquisition for the ordinary shares of ScottishPower plc and the Acquisition is implemented by way of a scheme of arrangement under the U.K. Companies Act 1985, as amended (the “Scheme”), any securities of Iberdrola S.A. will not be registered under the U.S. Securities Act of 1933, as amended (the “Securities Act”), but will be issued in reliance on the exemption provided by Section 3(a)(10) thereof, and ScottishPower plc will furnish the acquisition document to the SEC under cover of a Form 6-K. If and when Iberdrola S.A. determines to commence the Acquisition by way of a takeover offer under The City Code on Takeovers and Mergers of the United Kingdom (the “Offer”) rather than the Scheme, Iberdrola S.A. will, to the extent that the shares issued in connection with the proposed Acquisition are required to be registered in the United States, file a registration statement on Form F-4, which will include a prospectus, with the United States Securities and Exchange Commission (“SEC”). Investors are strongly advised to read the documents that will be made available to them, including the registration statement and prospectus, if and when available, and any other relevant documents made available to them and/or the SEC or other applicable regulatory authorities, as well as any amendments or supplements to those documents, because they will contain important information regarding Iberdrola S.A., ScottishPower plc, the Acquisition and any Offer. ScottishPower shareholders should also read the related solicitation/recommendation statement on Schedule 14D-9 that may be filed with the SEC by ScottishPower relating to the Acquisition. If and when filed, investors may obtain free copies of the registration statement, the prospectus as well as other relevant documents filed with the SEC, at the SEC’s web site at www.sec.gov and will receive information at an appropriate time on how to obtain these transaction-related documents for free from the parties involved or a duly appointed agent.

The distribution of this communication may, in some countries, be restricted by law or regulation. Accordingly, persons who come into possession of this document should inform themselves of and observe these restrictions. To the fullest extent permitted by applicable law, the companies involved in the proposed Acquisition disclaim any responsibility or liability for the violation of such restrictions by any person. The shares to be issued in connection with the proposed Acquisition may not be offered or sold in the United States except pursuant to an effective registration statement under the Securities Act or pursuant to a valid exemption from registration.

FORWARD-LOOKING STATEMENTS

This communication contains forward-looking information and statements about ScottishPower plc and Iberdrola S.A. and their combined businesses after completion of the proposed Acquisition. Forward-looking statements are statements that are not historical facts. These statements include financial projections and estimates and their underlying assumptions, statements regarding plans, objectives and expectations with respect to future operations, products and services, and statements regarding future performance. Forward-looking statements are generally identified by the words “expects,” “anticipates,” “believes,” “intends,” “estimates” and similar expressions. Although the managements of ScottishPower plc and Iberdrola S.A. believe that the expectations reflected in such forward-looking statements are reasonable, investors and holders of ScottishPower plc and Iberdrola S.A. shares are cautioned that forwardlooking information and statements are subject to various risks and uncertainties, many of which are difficult to predict and generally beyond the control of ScottishPower plc and Iberdrola S.A., that could cause actual results and developments to differ materially from those expressed in, or implied or projected by, the forward-looking information and statements. These risks and uncertainties include those discussed or identified in the public documents sent by ScottishPower plc and Iberdrola S.A. to the Comisión Nacional del Mercado de Valores and under “Risk Factors” in the annual report on Form 20-F for the year ended March 31, 2006 filed by ScottishPower plc with the SEC on June 30, 2006. Except as required by applicable law, neither ScottishPower plc nor Iberdrola S.A. undertakes any obligation to update any forward-looking information or statements.

Dealing Disclosure Requirements

Under the provisions of Rule 8.3 of the City Code, if any person is, or becomes, “interested” (directly or indirectly) in one per cent. or more of any class of “relevant securities” of Iberdrola or of ScottishPower, all “dealings” in any “relevant securities” of that company (including by means of an option in respect of, or a derivative referenced to, any such “relevant securities”) must be publicly disclosed by no later than 3.30 pm (London time) on the London business day following the date of the relevant transaction. This requirement will continue until the date on which the acquisition becomes Effective, lapses or is otherwise withdrawn or on which the “offer period” otherwise ends. If two or more persons act together pursuant to an agreement or understanding, whether formal or informal, to acquire an “interest” in “relevant securities” of Iberdrola or ScottishPower, they will be deemed to be a single person for the purpose of Rule 8.3.

Under the provisions of Rule 8.1 of the City Code, all “dealings” in “relevant securities” of Iberdrola or of ScottishPower by Iberdrola or ScottishPower, or by any of their respective “associates”, must be disclosed by no later than 12.00 noon (London time) on the London business day following the date of the relevant transaction.

A disclosure table, giving details of the companies in whose “relevant securities” “dealings” should be disclosed, and the number of such securities in issue, can be found on the Panel’s website at www.thetakeoverpanel.org.uk.

“Interests in securities” arise, in summary, when a person has long economic exposure, whether conditional or absolute, to changes in the price of securities. In particular, a person will be treated as having an “interest” by virtue of the ownership or control of securities, or by virtue of any option in respect of, or derivative referenced to, securities.

Terms in quotation marks are defined in the City Code, which can also be found on the Panel’s website. If you are in any doubt as to whether or not you are required to disclose a “dealing” under Rule 8, you should consult the Panel.